

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2024

Meeta Vyas
Chief Financial Officer
NanoViricides, Inc
1 Controls Drive
Shelton, CT 06484

> **Re: NanoViricides, Inc**
> **Form 10-K for Fiscal Year Ended June 30, 2023**
> **File No. 001-36081**

Dear Meeta Vyas:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences